UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EVmo, Inc.
(Name of Issuer)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

985294107
(CUSIP Number)

Evergreen Capital Management LLC
156 W Saddle River Road Saddle River, New Jersey 07458
Telephone: (201) 822-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Evergreen Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

*	Does not include 1,065,625 shares of common stock underlying warrants issued by the Issuer to Evergreen Capital, which warrants prohibit the exercise of such warrants if the holder or its affiliates would beneficially own more than 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the exercise of such warrants.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeff S. Pazdro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION The United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.89%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

*	Does not include 1,065,625 shares of common stock underlying warrants issued by the Issuer to Evergreen Capital, which warrants prohibit the exercise of such warrants if the holder or its affiliates would beneficially own more than 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the exercise of such warrants.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan Uryniak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

*	Does not include 1,065,625 shares of common stock underlying warrants issued by the Issuer to Evergreen Capital, which warrants prohibit the exercise of such warrants if the holder or its affiliates would beneficially own more than 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the exercise of such warrants.

Explanatory Note: The Reporting Persons filed their initial Schedule 13G on February 7, 2022 (the “Original Schedule 13G”). This filing amends the information disclosed in the Original Schedule 13G. As of January 26, 2023, the Reporting Persons held an aggregate of 0 shares of common stock of the Issuer. The above percent is based on 69,702,649 shares of common stock outstanding as of November 14, 2022 as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 18, 2022. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5% of the referenced class of securities.

Item 1.

(a)	Name of Issuer EVmo, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 433 N. Camden Drive, Suite 600 Beverly Hills, California 90210

Item 2.

(a)

Name of Person Filing

This first amendment (the “First Amendment”) to the Original Schedule 13G is being jointly filed by Evergreen Capital Management LLC, a Nevada limited liability company (“Evergreen Capital”), Jeff S. Pazdro and Alan Uryniak. Messrs. Pazdro and Uryniak are the managers of Evergreen Capital. The filers of this statement are collectively referred to herein as the “Reporting Persons.”

The securities reported herein are held by Evergreen Capital. Mr. Pazdro and Mr. Uryniak, as the managers of Evergreen Capital, may be deemed to beneficially own the securities held by Evergreen Capital. To the extent Mr. Pazdro and Mr. Uryniak are deemed to beneficially own such securities, each of them expressly disclaims any such beneficial ownership, except to the extent of its pecuniary interest therein.

The Joint Filing Agreement of Reporting Persons was filed as Exhibit 1 to Original Schedule 13G.

(b)	Address of the Principal Office or, if none, residence The business address of the Reporting Persons is 156 W Saddle River Road, Saddle River, New Jersey 07458.

(c)	Citizenship Evergreen Capital is organized under the laws of Nevada as a limited liability company. Each of Mr. Pazdro and Mr. Uryniak is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, par value $0.000001 per share

(e)	CUSIP Number 985294107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0 shares of common stock. Does not include 1,065,625 shares of common stock underlying warrants issued by the Issuer to Evergreen Capital, which warrants prohibit the exercise of such warrants if the holder or its affiliates would beneficially own more than 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the exercise of such warrants.

(b)

Percent of class: 0.0%, calculated based on the number of outstanding shares of Common Stock, 69,702,649, reported as the number of outstanding shares as of November 14, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 18, 2022.

On April 12, 2021, the Issuer and Evergreen Capital entered into a Securities Purchase Agreement, pursuant to which the Issuer issued to Evergreen Capital certain 12.5% OID Convertible Promissory Notes due April 12, 2022 (the “Notes”) and warrants to purchase Common Stock. On July 8, 2021, the Issuer and Evergreen Capital entered into an Exchange Agreement, pursuant to which Evergreen Capital exchanged the Notes for 230,375 shares of the Issuer’s Series B Preferred Stock, which shares have a stated value of $10 per share, subject to adjustments upon occurrence of certain events as provided in the certificate of designation of the Series B preferred Stock (the “CoD”). On January 21, 2022, Evergreen Capital sent a conversion notice to the Issuer to convert 110,325 shares of Series B Preferred Stock into an aggregate of 3,152,143 shares of Common Stock at a conversion price of $0.35 per share, of which shares of Common Stock, 136,180 shares have since been sold by Evergreen. On January 21, 2022, Evergreen Capital also elected to increase its maximum percentage ownership blocker in CoD from 4.99% to 9.99%, effective March 22, 2022. In connection with such increase, on January 21, 2022, Evergreen Capital sent a conversion notice to the Issuer to convert its remaining shares of Series B Stock into 3,157,857 shares of common stock, which conversion will become effective on March 22, 2022, the date on which Evergreen Capital’s election becomes effective. The beneficial ownership limitation of the Warrants is 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise of the Warrants.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2023

EVERGREEN CAPITAL MANAGEMENT LLC

By:	/s/ Jeff S. Pazdro
Title:	Manager

By:	/s/ Alan Uryniak
Title:	Manager

JEFF S. PAZDRO

/s/ Jeff S. Pazdro
Jeff S. Pazdro

ALAN URYNIAK

/s/ Alan Uryniak
Alan Uryniak